UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Kabushiki Kaisha Higo Ginkou

Kabushiki Kaisha Kagoshima Ginkou

(Name of Subject Company)

The Higo Bank, Ltd.

The Kagoshima Bank, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

The Higo Bank, Ltd.

The Kagoshima Bank, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

The Higo Bank, Ltd.

Attn: Kenji Maeda

1-13-5, Koyamachi, Chuo-ku, Kumamoto-shi, Kumamoto, Japan, 860-8615

+81-96-326-8603

The Kagoshima Bank, Ltd.

Attn: Shinichi Yamakata

6-6, Kinseicho, Kagoshima-shi, Kagoshima, Japan, 892-0828

+81-96-326-8603

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Morgan, Lewis & Bockius, LLP

Attn: Benjamin O. Lang

Roppongi Hills, Mori Tower, 24th Floor, 6-10-1 Roppongi, Minato-ku, Tokyo, Japan 106-6124

81-3-4578-2532

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description
99.1	Basic Agreement Regarding Consideration of the Business Integration between The Higo Bank, Ltd. and The Kagoshima Bank, Ltd.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 99.1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

The Higo Bank, Ltd. submitted a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission (the “SEC”) on November 12, 2014.  The Higo Bank, Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

The Kagoshima Bank, Ltd. submitted a written irrevocable consent and power of attorney on Form F-X with the SEC on November 12, 2014.  The Kagoshima Bank, Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HIGO BANK, LTD.

By:	/s/ Anna Tomczyk
Name: Anna Tomczyk
Title: by Power of Attorney

Date:  November 12, 2014

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KAGOSHIMA BANK, LTD.

By:	/s/ Anna Tomczyk
Name: Anna Tomczyk
Title: by Power of Attorney

Date:  November 12, 2014